[AMBOW EDUCATION HOLDING LTD. LETTERHEAD

March 23, 2018

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ambow Education Holding Ltd. Amendment No. 5 to Registration Statement on Form F-1 Filed March 9, 2018 File No. 333-220207

Dear Mr. Spirgel:

On behalf of Ambow Education Holding Ltd., a Cayman Islands company (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter of March 19, 2018 with respect to the Registration Statement on Form F-1/A (the “F-1”) filed on March 9, 2018 by the Company (File No.: 333-220207). For your convenience, the text of the Staff’s comments is set forth below followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in Amendment No. 6 to the Form F-1 (the “Amended F-1”) filed concurrently with the submission of this letter in response to the Staff’s comments.

Risk Factors, page 10

If we fail to settle our RMB and US dollar loans properly, it may be considered as unauthorized currency exchange arrangement and we may face penalties from local authorities, page 30

1.	Please clarify the nature of the severe penalties to which you may be subject if your correlated RMB and US dollar loans are considered a currency exchange arrangement.

RESPONSE: We have disclosed the severe penalties to which we may be subject on page 30 of the Amended F-1 as follows:

“The regulatory authority may deem the transactions as, in substance, a currency exchange arrangement or an onshore guarantee of an offshore loan, and we may be subject to severe monetary penalties under such circumstances. According to Regulations for the Implementation of Foreign Exchange Management in People's Republic of China, the upper limits of the monetary penalties can range from 30 to 100 percent of the deemed illegal loan amounts.”

Financial Statements

9. Loan Receivable, page F-68

12. Short-Term Borrowing From Third Party, page F-69

2.	As previously requested during our conference call on March 1, 2018, please clarify for us the nature of the advice provided by Beijing DYHQ Law Firm. Tell us whether Beijing DYHQ Law Firm provided you with a formal legal opinion based upon a full professional legal review of the documents, agreements and understandings between the parties regarding the $6 million note payable to Sino Accord Investments Limited and the 42.7 million RMB note receivable from Suzhou Zhixinliren Investments. Please explain the nature and context of Beijing DYHQ Law Firm’s opinion if the firm provided you with less formal or more general advice.

RESPONSE: The Company respectfully advises the Staff that Beijing DYHQ Law Firm is a reputable law firm in China. The formal legal opinion issued by Beijing DYHQ Law Firm was provided supplementally to the Staff on March 9, 2018. Beijing DYHQ Law Firm reviewed the loan agreements, bank slips and the extension agreements and provided a written legal opinion. The written opinion is a formal and official legal opinion, as evidenced by it being signed by an attorney on behalf of the firm and endorsed with the law firm’s stamp. In China, a legal opinion signed by an attorney and stamped by the law firm means that the law firm and the lawyer are undertaking full responsibility for such opinion, and they are not just giving casual, general advice.

3.	We note from Notes 9 and 12 on pages F-68 and F-69 that it is the understanding of the parties that when the $6 million short-term borrowing is repaid, the 42.7 million RMB loan receivable will be similarly collected. Your response to comment 1, however, appears to contradict these payment terms as it states that “only after the first installment of the RMB loan has been collected by [Ambow], would [Ambow] make the first installment payment of the US Dollar loan.” Please clarify for us the repayment terms for the note payable to Sino Accord Investments Limited and the note receivable from Suzhou Zhixinliren Investments.

RESPONSE: The Company respectfully advises the Staff that it does not believe the disclosures are inconsistent. Notes 9 and 12 reflect that there shall be full repayment of both loans on the maturity date, so that there would not be a situation where at maturity the RMB loan would only be partially repaid, whereas the USD loan would be fully repaid.

Our prior response to comment 1 was to address the concern regarding potential risk of default in repayment of the RMB loan because there is no collateral or other security interest in place in the event of a default. In order to lower the risk of default for both parties, the loans will be repaid in installments over a short period of time prior to the maturity date. It is our commercial and agreed practice that the collection of an installment of the RMB loan and the repayment of an installment of the US$ loan would occur via wire transfer of funds effected on the same day. For example, if we receive funds in the RMB equivalent to USD$1 million from Suzhou Zhixinliren Investments via wire transfer, we would then repay USD$1 million to Sino Accord Investments Limited via wire transfer on the same day. It is our expectation that Suzhou Zhixinliren will have RMB funds available for repayment, and that we will have US$ 6 million available for repayment of the loans, by April 2019. Due to the average processing time of each wire transfer, we estimate that there will be three or four installments over a few days prior to the maturity date for payment to be timely repaid by both parties.

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4.	Please provide us with translated copies of the side agreements referred to in Section 7.1 of the Loan Agreement filed as Exhibit 10.74.

RESPONSE: The Company respectfully advises the Staff that the reference to “side agreements” in Section 7.1 of the Loan Agreement filed as Exhibit 10.74, entitled “Statement and Warrant of Party B” was a general reference. The purpose of Section 7.1 was not to verify or confirm the existence of any other agreements, but to provide a representation as to the accuracy of the statements made in the loan agreement, and any other agreements, if any such agreements existed. The Company has provided to the Staff all documentation related to the loan and the Company confirms that there were no side agreements in connection with the loan.

5.	We note from Section 7 of the loan agreement filed as Exhibit 10.72 that your $6 million loan payable to Sino Accord Investments can be assigned to other parties. Tell us whether it is your understanding that the third parties may effect such an assignment and/or if it is your intent to permit such an assignment, to Suzhou Zhixinliren Investments, of your $6 million Sino Accord Investments obligation for offsetting in satisfaction of Suzhou Zhixinliren’s RMB denominated obligation to you. If so please explain.

RESPONSE: The Company respectfully advises the Staff that Section 7 of the Loan Agreement filed as Exhibit 10.72, entitled “Successors” allows either party, with the written consent of the other, to assign the loan. The Company does not intend now, or in the future, to permit any assignment of our $6 million Sino Accord Investments obligation as a means to offset or satisfy the Suzhou Zhixinliren RMB denominated obligation to the Company. Furthermore, we have not been made aware that the third parties intend to effect any such assignment. As previously discussed with the Staff, the Company views the payment obligations as requiring the actual repayment of the principal amounts as set forth in response to Comment 3 above.

6.	Tell us how you induced both parties to make identical interest free extensions of their respective financial instruments. Describe any fees, compensation or other consideration provided by you to each of these two parties to obtain the identical March 7, 2018 extensions of repayment terms to April 4, 2019.

RESPONSE: The Company respectfully advises the Staff that we did not induce either party through an offer of any fees, compensation or other consideration to reach the extension agreements – as discussed with the Staff, and disclosed in the Amended F-1 on page F-68 and F-69 “This short-term loan is considered correlated to our one-year interest-free RMB loan from Suzhou Zhixinliren”. As a result, both extension agreements would need to be made at the same time and contemplate the same extended maturity date. The Company requested that both parties enter into the extension agreements and they agreed.

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Financial Statements

18 Disposal of Subsidiaries, page F-72

7.	It appears from section 1. Indemnity, of Equity Transfer Agreement – Amendment 2, dated December 12, 2017, (Exhibit 10.78) that Beijing Shengkehua Technology Co. Inc. has not accepted full legal and financial obligation for all pre-acquisition “obligations (including contingent liabilities, taxes and guarantees)” of Ambow Online and Suzhou Wenjian. Please advise and tell us the following:

•	What considerations arose that compelled the parties to re-negotiated the agreement in this respect;

RESPONSE: The Company respectfully advises the Staff that the Equity Transfer Agreement – Amendment 2 (Exhibit 10.78) was required by legal counsel of the buyer and was not the result of any new considerations requiring a re-negotiation of the original terms of the equity transfer agreement. The amendment is similar to standard clauses in US market acquisition agreements that indemnify buyer for any undisclosed liabilities so that the deal terms can be viewed as fairly arrived at. From the point of view of the buyer, section 1 Indemnification was an important clause that should have been included in the equity transfer agreement at the time of signing. No particular events occurred or liabilities were discovered by buyer. At the time of the signing of the Equity Transfer Agreement the parties understood who was responsible for overseeing the Ambow Online Stock Option Plan (as discussed in further detail in response to the Staff’s Comment #8), however, such understanding had not been memorialized in the agreement. Buyer’s counsel thought it needed to be addressed by amendment, and as part of the amendment sought the opportunity to include the indemnification provision.

•	Describe and quantify for us the known event and circumstances and known uncertainties related to Ambow Education Holding’s responsibilities under this contract section;

RESPONSE: The Company respectfully advises the Staff that, as noted above, there were no known events or uncertainties relating to the Company’s responsibilities under this contract section.

•	Explain whether Ambow Education Holding has retained tax exposure for Ambow Online; and

RESPONSE: The Company respectfully advises the Staff that the Company did not retain any tax exposure for Ambow Online after the equity transfer.

•	How you considered the value of these additional contingent liabilities, taxes and guarantees in your accounting for the disposition of Ambow Online.

RESPONSE: The Company respectfully advises the Staff that there are no additional contingent liabilities, taxes or guarantees of Ambow Online as mentioned above, as a result no valuation was required.

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8.	Please clarify for us the meaning of section 2. Indemnity, of Equity Transfer Agreement – Amendment 2, dated December 12, 2017, (Exhibit 10.78). It appears as though Ambow Online was registered to “undertake Ambow Education Group’s employee stock option plans.” Tell us when and how this matter was resolved. Tell us why this matter remained unresolved until at least December 12, 2017, months after the August 31, 2017 sale of Ambow Online.

RESPONSE: The Company respectfully advises the Staff that as of the date of the equity transfer on August 31, 2017, it was the understanding between the Company and the buyer that the registration with SAFE regarding Ambow Group’s employee stock option plan would change from Ambow Online to another Ambow subsidiary, as the buyer would have no use for the registration. After August 2017, when we started application for the change of registration, it was brought to our attention that the change of registration with SAFE could not be completed in a short period of time and it would be better for both parties to consider a formal amendment to the Equity Transfer Agreement with respect to the assumption of the stock option plan. The Company advises the Staff that it is in the process of filing for the change of registration with SAFE, but it would take one to two years for the change to be effective due to the multiple steps required in the process and document submission requirements.

9.	It appears from sections 3.2 and 5.3 of Equity Transfer Agreement, dated August 31, 2017, (Exhibit 10.76) that control of Ambow Online and Suzhou Wenjian does not actually transfer to Beijing Shengkehua Technology Co. Inc. until corporate registration with the Industry and Commerce Bureau is changed. It is, however, not apparent from the documentation provided when such registration changes were made and effective. Tell us when the pertinent corporate registrations with the Industry and Commerce Bureau were actually changed and effective. If such changes were made and/or effective after September 30, 2017, explain for us your consideration of whether or not it is appropriate to consolidate the financial position and results of operation of Ambow Online and Suzhou Wenjian through September 30, 2017.

RESPONSE: The Company respectfully advises the Staff that, notwithstanding the standard wording included in the Equity Transfer Agreement regarding registration with the Industry and Commerce Bureau (the “ICB”):

•	On August 31, 2017, Ambow Online’s executed shareholder resolutions indicating that the buyer was approved as the new 100% shareholder of Ambow Online; all three former board members were terminated; the original Articles of Association was terminated and new Articles of Association would be prepared after the transfer of equity. Accordingly key management and employees, along with business and financial operation decisions of Ambow Online, would be determined by the buyer after August 31, 2017;

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•	On August 31, 2017, Ambow Education Management (Hong Kong) Limited and the buyer mutually agreed that the equity transfer date was August 31, 2017 through Amendment 1 of the master agreement;

•	By August 31, 2017, the company stamps of Ambow Online and Suzhou Wenjian had been handed over to the buyer; and the Company had commenced the filing for amendments of the corporate registration with the ICB. The fact that the amendments to the business registrations were not completed by August 31, 2017, had no impact, and did not delay the closing of the transaction on August 31, 2017.

The ICB registration change is a recognized formality in the PRC mergers and acquisition market and in fact was received shortly after the closing on September 30, 2017, as expected by the parties.

10.	We note that several aspects of the sale of Ambow Online remained subject to negotiations as of August 31, 2017: indemnity (amendment #2) and payment terms (amendment #4). In light of these material open items, tell us your consideration of why you believe that the original August 31, 2017 agreement reflected an enforceable transfer of control of Ambow Online and Suzhoy Wenjian to Beijing Shenglehua Technologies at that time.

RESPONSE: The Company respectfully advises the Staff that we believe the date of equity transfer of Ambow Online on August 31, 2017 was determined for the considerations mentioned above in response to Comment 9. Although the details of the stock option plan SAFE registration and timing applicable to payment obligations were settled later, the scope of the acquisition and related economic values were the subject of agreement between buyer and seller -- and substantial control of Ambow Online was transferred to the buyer (i.e., change in management and directors and transfer of control of the company stamps and licenses) -- on August 31, 2017.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact our legal counsel Mitchell S. Nussbaum, Partner at Loeb & Loeb LLP, at 212-407-4159 or mnussbaum@loeb.com.

Sincerely,

Ambow Education Holding Ltd.

/s/ Jin Huang
Chief Executive Officer

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